UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CITIZENS HOLDING COMPANY

(Name of Issuer)

Common Stock, $.20 Par Value

(Title of Class of Securities)

174715102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174715102

(1)	Names of reporting persons. The Molpus Company I.R.S. Identification Nos. of above persons (entities only). I.R.S. Identification No. 64-0344609
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Mississippi
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 247,925 shares
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 247,925 shares
(9)	Aggregate amount beneficially owned by each reporting person 247,925 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.083%, based on 4,877,614 shares outstanding as of December 31, 2014.
(12)	Type of reporting person (see instructions) CO

CUSIP No. 174715102

(1)	Names of reporting persons. Richard H. Molpus, Jr. I.R.S. Identification Nos. of above persons (entities only).
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 203,603 shares
(6) Shared voting power 247,925 shares
(7) Sole dispositive power 203,603 shares
(8) Shared dispositive power 247,925 shares
(9)	Aggregate amount beneficially owned by each reporting person 451,528 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.257%, based on 4,877,614 shares outstanding as of December 31, 2014.
(12)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

This filing constitutes Amendment No. 10 to the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) by The Molpus Company on February 7, 2000, as amended by Amendment No. 1 filed with the SEC by The Molpus Company on February 14, 2002, as further amended by Amendment No. 2 filed with the SEC by The Molpus Company and Richard H. Molpus, Jr on November 7, 2006, as further amended by Amendment No. 3 filed with the SEC by The Molpus Company and Richard H. Molpus, Jr. on January 28, 2008, as further amended by Amendment No. 4 filed with the SEC by The Molpus Company and Richard H. Molpus, Jr. on January 8, 2009, as further amended by Amendment No. 5 filed with the SEC by The Molpus Company and Richard H. Molpus, Jr. on February 2, 2010, as further amended by Amendment No. 6 filed with the SEC by The Molpus Company and Richard H. Molpus, Jr. on January 28, 2011, as further amended by Amendment No. 7 filed with the SEC by The Molpus Company and Richard H. Molpus, Jr. on January 12, 2012, as further amended by Amendment No. 8 filed with the SEC by The Molpus Company and Richard H. Molpus, Jr. on February 1, 2013, and as further amended by Amendment No. 9 filed with the SEC by the Molpus Company and Richard H. Molpus, Jr. on February 5, 2014. This Amendment No. 10 is being filed to satisfy The Molpus Company’s and Richard H. Molpus, Jr.’s obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), to report changes in their beneficial ownership of the common stock of Citizens Holding Company.

Item 1.

(a) Name of Issuer

Citizens Holding Company

(b) Address of Issuer’s Principal Executive Offices

521 Main Street

Philadelphia, Mississippi 39350

Item 2.

(a) Name of Person Filing

This Schedule 13G is being jointly filed by The Molpus Company and Richard H. Molpus, Jr. pursuant to Rule 13d-1(k)(1) under the Act. Of the shares of common stock, par value $.20 per share, of Citizens Holding Company covered by this Schedule 13G, (i) 247,925 shares are held by The Molpus Company, (ii) 54,781 shares of Citizens Holding Company common stock are owned by Richard H. Molpus, Jr. personally, (iii) 33,027 shares are owned by a limited liability company in which Richard H. Molpus, Jr. holds a 99% membership interest and as to which Richard H. Molpus, Jr. has sole investment and voting power, and (iv) 115,795 shares are owned by The Sally and Dick Molpus Foundation, a non profit organization of which Richard H. Molpus, Jr., Terrell Winstead and Jimmy Jon Josey are directors and as to which Richard H. Molpus, Jr. has sole investment and voting power. Richard H. Molpus, Jr. has joined in this Schedule 13G filing because he exercises voting and investment power over the common stock of Citizens Holding Company held by The Molpus Company.

The Molpus Company and Richard H. Molpus, Jr. have entered into a Joint Filing Agreement, a copy of which was filed on November 7, 2006 with Schedule 13G/A as Exhibit A, pursuant to which they agreed to file statements jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Molpus Company and Richard H. Molpus, Jr. expressly disclaim that they have agreed to act as a group.

(b) Address of Principal Business Office or, if none, Residence

654 North State Street

Jackson, MS 39202

(c) Citizenship

The Molpus Company is a Mississippi corporation.

Richard H. Molpus, Jr. is a citizen of the United States of America.

(d) Title of Class of Securities

Common Stock, par value $.20 per share

(e) CUSIP Number

174715102

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

The Molpus Company – 247,925 shares

Richard H. Molpus, Jr. – 451,528 shares

(b) Percent of class:

The Molpus Company – 5.083%

Richard H. Molpus, Jr. – 9.257%

(percentages based on 4,877,614 shares Citizens Holding Company common stock outstanding as of December 31, 2014)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

The Molpus Company – 0 shares

Richard H. Molpus, Jr. – 203,603 shares

(ii) Shared power to vote or to direct the vote:

The Molpus Company – 247,925 shares

Richard H. Molpus, Jr. – 247,925 shares

(iii) Sole power to dispose or to direct the disposition of:

The Molpus Company – 0 shares

Richard H. Molpus, Jr. – 203,603 shares

(iv) Shared power to dispose or to direct the disposition of:

The Molpus Company – 247,925 shares

Richard H. Molpus, Jr. – 247,925 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I, Richard H. Molpus, Jr., certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable as to The Molpus Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2015	THE MOLPUS COMPANY

	By:	/s/ Terrell Winstead
		Name:	Terrell Winstead
		Title:	Chief Financial Officer

Date: January 30, 2015		/s/ Richard H. Molpus, Jr.
Richard H. Molpus, Jr.